Filed pursuant to Rule 433

Issuer Free Writing Prospectus dated February 25, 2014

Relating to Preliminary Prospectus Supplement dated February 25, 2014

(To Prospectus dated June 27, 2012)

Registration Statement No. 333—182383

Regal Entertainment Group

$775,000,000 5.750% Senior Notes due 2022

Issuer:	Regal Entertainment Group

Security Type:	Senior Unsecured Notes

Pricing Date:	February 25, 2014

Principal Amount:	$775,000,000

Maturity:	March 15, 2022

Benchmark:	2.000% UST due February 15, 2022

Spread to Benchmark:	337 basis points

Coupon:	5.750%

Price to Public:	100.000%

Underwriting Discount:	1.625%

Yield to Maturity:	5.750%

Interest Payment Dates:	March 15 and September 15

First Interest Payment Date:	September 15, 2014

Optional Redemption:	Callable, on or after the following dates, and at the following prices:

	Date	Price
	March 15, 2017	104.313%
	March 15, 2018	102.875%
	March 15, 2019	101.438%
	March 15, 2020 and thereafter	100.000%

Make-Whole:	Callable prior to first call date at make-whole call of T+50

Equity Clawback:	Redeem until March 15, 2017 at 105.750% for up to 35.0%

Settlement Date:

March 11, 2014 (T + 10)

Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on the date of pricing or the next six succeeding business days will be required, by virtue of the fact that the notes initially will settle T + 10, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes on the date of pricing or the next six succeeding business days should consult their own advisor.

CUSIP / ISIN:	758766AH2 / US758766AH24

Joint Running Managers:	Credit Suisse Securities (USA) LLC Barclays Capital Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Deutsche Bank Securities Inc. Wells Fargo Securities, LLC

Concurrent Tender Offers:

On February 25, 2014, we will commence tender offers, or the Tender Offers, to purchase for cash (i) any and all of our 9 1/8% senior notes due 2018, of which $311,362,000 aggregate principal amount is outstanding, and (ii) any and all of Regal Cinemas’ 8 5/8% senior notes due 2019, of which $400,000,000 aggregate principal amount is outstanding.  The Tender Offers will be made only upon the terms and conditions set forth in an offer to purchase and related letter of transmittal related to the Tender Offers.

The price per $1,000 principal amount of our 9 1/8% senior notes due 2018 and Regal Cinemas’ 8 5/8% senior notes due 2019 accepted for purchase will be $1,051.97 and $1,040.73, respectively, plus in each case an early tender premium of $30 for notes tendered on or before 5:00 p.m. New York City time on March 10, 2014. The Tender Offers will expire at 12:01 a.m. New York City time on March 25, 2014, unless extended by us pursuant to the terms of the Tender Offers.

Use of Proceeds:

We estimate that the net proceeds we will receive from this offering will be approximately $761.4 million after deducting the underwriters’ discount and estimated offering expenses.

We intend to use the net proceeds from this offering to purchase our 9 1/8% senior notes due 2018 and Regal Cinemas’ outstanding 8 5/8% senior notes due 2019 pursuant to the Tender Offers described above. Pursuant to the Tender Offers, we will offer to purchase for cash (i) any and all of our 9 1/8% senior notes due 2018, of which $311,362,000 aggregate principal amount is outstanding, and (ii) any and all of Regal Cinemas’ 8 5/8% senior notes due 2019, of which $400,000,000 aggregate principal amount is outstanding.

Capitalization:

The following table sets forth our consolidated capitalization of December 26, 2013, on an actual basis and on an as adjusted basis to give effect to the issuance of the notes and the application of the net proceeds therefrom as described above in “Use of Proceeds”, and assuming that the total aggregate principal amount of our 9 1/8% senior notes due 2018 and the total aggregate principal amount of Regal Cinemas’ outstanding 8 5/8% senior notes due 2019 are purchased pursuant to the Tender Offers described above.

	As of December26, 2013
	Actual	As Adjusted
	(in millions, unaudited)
Cash and equivalents	$280.9	$277.2
Total debt:
Revolving credit facility	—	—
Term loan facility	978.3	978.3
9 1/8% senior notes due 2018, including premium	315.4	—
Regal Cinemas’ 8 5/8% senior notes due 2019, net of debt discount	394.6	—
5 3/4% senior notes due 2023	250.0	250.0
5 3/4% senior notes due 2025	250.0	250.0
5.750% senior notes due 2022 offered hereby	—	775.0
Lease financing arrangements(1)	91.0	91.0
Other(2)	31.4	31.4
Total debt	2,310.7	2,375.7
Stockholders’ deficit:
Class A common stock	0.1	0.1
Class B common stock	—	—
Additional paid in capital (deficit)	(782.9)	(782.9)
Retained earnings	71.8	33.6
Accumulated other comprehensive loss, net	(2.4)	(2.4)
Total stockholders’ deficit of Regal Entertainment Group	(713.4)	(751.6)
Noncontrolling interest	(1.9)	(1.9)
Total deficit	(715.3)	(753.5)
Total capitalization	$1,595.4	$1,622.2

(1)                      Calculated using a weighted average interest rate of 11.07%, maturing in various installments through November 2028.

(2)                      Includes capital lease obligations, using interest rate of 8.5% to 10.7%, maturing in various installments through December 2030.

Regal Entertainment Group (“Regal”) has filed a registration statement (including a prospectus dated June 27, 2012) and a preliminary prospectus supplement, dated February 25, 2014, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates.  Before you invest, you should read the preliminary prospectus supplement, the accompanying prospectus and other documents that Regal has filed with the SEC for more complete information about Regal and this offering.  You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov.  Alternatively, Regal, the underwriters or any dealer participating in the offering will arrange to send you these documents if you request them by calling Credit Suisse Securities (USA) LLC toll-free at 1-800-221-1037; Barclays Capital Inc. toll-free at 1-888-603-5847; Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-800-294-1322; Deutsche Bank Securities Inc. toll-free at 1-800-503-4611; or Wells Fargo Securities, LLC toll-free at 1-800-326-5897.

This communication supplements, and should be read in conjunction with, the preliminary prospectus supplement, dated February 25, 2014, and the accompanying prospectus. The information in this communication supersedes the information in the preliminary prospectus supplement and the accompanying prospectus to the extent different from or in addition to the information in the preliminary prospectus supplement or the accompanying prospectus. This communication is qualified in its entirety by reference to the preliminary prospectus supplement and the accompanying prospectus. Financial information presented in the preliminary prospectus supplement or the accompanying prospectus is deemed to have changed to the extent affected by the changes described herein.  Capitalized terms used in this communication but not defined have the meanings given them in the preliminary prospectus supplement.

Any disclaimer or other notice that may appear below is not applicable to this communication and should be disregarded.  Such disclaimer or notice was automatically generated as a result of this communication being sent by Bloomberg or another email system.